Exhibit 99.11

CONSENT OF PIERRE ROY

The undersigned hereby consents to the use of the undersigned's name and the technical and scientific information derived from the Technical Report titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023, and effective January 27, 2023, which is included in, or incorporated by reference into, (i) the Annual Report on Form 40-F, (ii) the Registration Statement on Form S-8 (File No. 333-264589), and (iii) the Registration Statement on Form F-10 (File No. 333-264982), filed with the United States Securities and Exchange Commission, and any amendments and exhibits thereto, of Electra Battery Materials Corporation.

Pierre Roy
Principal Engineer
Date: April 4, 2023